Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No.: 333-264388

December 12, 2022

Bank of Montreal

Treasury Offering of Common Shares

December 12, 2022

A final base shelf prospectus and related Canadian preliminary prospectus supplement containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable Canadian shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered or the offering described herein. Investors should read the final base shelf prospectus, any amendment and any applicable Canadian shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that the issuer has filed has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it by contacting BMO Capital Markets Corp., by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com,

Copies of the final base shelf prospectus, registration statement on Form F-3, and the applicable prospectus supplements may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

Terms and Conditions

Issuer:	Bank of Montreal (“BMO” or the “Bank”).

Offering:	Treasury offering of 11,805,000 common shares (the “Common Shares”) (13,575,750 Common Shares if the Over-Allotment Option (as defined below) is exercised in full).

Offering Price:	C$118.60 per Common Share.

Issue Amount:	C$1,400,073,000 (or C$1,610,083,950 if the Over-Allotment Option is exercised in full).

Over-Allotment Option:	The Bank has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following Closing, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Concurrent Private Placement:

Concurrent with the Offering, the Bank will issue, at the Offering Price, approximately C$1.75 billion of Common Shares to investors consisting of Caisse de dépôt et placement du Québec, OMERS, Alberta Investment Management Corporation, Healthcare of Ontario Pension Plan, Public Sector Pension Investment Board, and BNP Paribas SA on a private placement basis (the “Concurrent Private Placement”). Each of the purchasers of Common Shares pursuant to the Concurrent Private Placement will also be paid a commitment fee of 3.5% of the aggregate purchase price for the common shares for which it has subscribed. The Common Shares sold pursuant to the Concurrent Private Placement will be subject to a Canadian statutory hold period of four months from Closing.

The closing of the Concurrent Private Placement, other than the private placement to BNP Paribas, is scheduled to occur on Closing. Each of the Concurrent Private Placement and the Offering is conditional upon the concurrent closing of the other, except such portion of the Concurrent Private Placement involving the issuance of Common Shares to BNP Paribas SA or its affiliate, which is anticipated to close no later than concurrently with the closing of the Bank’s previously-announced acquisition of Bank of the West and its subsidiaries.

Use of Proceeds:	The net proceeds of the Offering and the Concurrent Private Placement will be used to align the Bank’s capital position with increased regulatory requirements and for general corporate purposes.

Dividends:	Dividends, if declared, are currently payable on a quarterly basis. The declaration and payment of dividends on Common Shares by the Bank are at the discretion of the board of directors of the Bank. The first dividend payable on the Common Shares issued under this Offering, if and when declared, is currently anticipated to be payable on February 28, 2023, to shareholders of record on January 30, 2023.

Form of Offering:	Bought deal by way of (i) a Canadian prospectus supplement to be filed in all provinces and territories of Canada to the Bank’s Canadian base shelf prospectus and (ii) a U.S. prospectus supplement to the Bank’s U.S. shelf registration statement on Form F-3. Common Shares to be offered on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The Bank’s existing common shares are listed on TSX and NYSE under the symbol “BMO”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs and FHSAs (as proposed by the Minister of Finance (Canada) in Bill C-32, which received Third Reading in the House of Commons on December 8, 2022).

Bookrunner:	BMO Capital Markets.

Commission:	3.5%.

Closing:	December 16, 2022.

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